UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42632

Scage Future

2F, Building 6, No. 6 Fengxin Road,

Yuhuatai District, Nanjing City

Jiangsu Province, 210012

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Changes in Registrant’s Certifying Accountant

On August 28, 2025, the audit committee of the board of the directors (the “Board”) of Scage Future, a company incorporated under the laws of the Cayman Islands (the “Company”), recommended, and the Board approved, the change of the Company’s independent auditor to HTL International, LLC (“HTL”), in place of Marcum Asia CPAs LLP (“Marcum Asia”). The termination of the engagement with Marcum Asia became effective as of August 28, 2025, and the engagement of HTL as the independent auditor of the Company became effective as of August 28, 2025.

Marcum Asia’s report on the Company’s financial statements for the years ended June 30, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles except that there was an explanatory paragraph as to the Company’s ability to continue as a going concern. Furthermore, during the Company’s two most recent fiscal years and through August 28, 2025 , there were no disagreements (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through August 28, 2025, there were no reportable events (as defined by Item 16F(a)(1)(v) of Form 20-F), other than the material weaknesses identified by management related to the Company’s internal control over financial reporting, including: (1) insufficient financial reporting and accounting personnel with appropriate knowledge, skills, and experience in the application of U.S. GAAP and SEC rules to prepare consolidated financial statements and related disclosures completely and accurately; and (2) lack of sufficient controls designed and implemented in IT environment and IT general control activities, which mainly associated with areas of financial system segregation of logical access security, IT service organization and cyber security for the financial systems.

The Company has provided Marcum Asia with a copy of the above disclosure and requested that Marcum Asia furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of Marcum Asia’s letter is filed herewith as Exhibit 16.1.

Prior to engaging HTL, the Company did not consult with HTL regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, or (ii) any matter that was either the subject of a disagreement (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K and the related instructions).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scage Future

Date: August 29, 2025	By:	/s/ Chao Gao
	Name:	Chao Gao
	Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter, dated August 29, 2025, from Marcum Asia CPAs LLP addressed to the U.S. Securities and Exchange Commission

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